Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Nine Months Ended September 30, 2017

	2012	2013	2014	2015	2016
Earnings:
Income before income taxes	$327,133	$401,876	$501,272	$530,138	$106,670	$153,545
Add: fixed charges	29,097	24,931	39,274	27,123	18,330	15,253
Earnings	$356,230	$426,807	$540,546	$557,261	$125,000	$168,798
Fixed Charges:
Interest expense[1]	$29,036	$24,871	$39,211	$27,059	$18,267	$15,082
Estimated interest portion of rent expense[2]	61	60	63	64	63	171
Fixed charges	29,097	$24,931	$39,274	$27,123	$18,330	$15,253
Ratio of earnings to fixed charges	12.24	17.12	13.76	20.55	6.82	11.07
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.